SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2005

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

Schedules other than those listed above have been omitted as they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MBIA Inc. 401(k) Plan:

In our opinion, the accompanying statements of Net Assets available for Plan Benefits and the related statements of changes in Net Assets available for Plan Benefits present fairly, in all material respects, the Net Assets available for Plan Benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and December 31, 2004, and the changes in Net Assets available for Plan Benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, NY

June 23, 2006

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	As of December 31, 2005	As of December 31, 2004
Investments, at fair value: (Note 4)
Mutual funds	$64,266,576	$56,594,332
Common stock	38,642,508	46,733,518

	102,909,084	103,327,850
Participant loans	725,331	755,317

Net Assets Available for Plan Benefits	$103,634,415	$104,083,167

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	For the Years Ended December 31,
	2005	2004
Additions:
Additions to Net Assets attributed to:
Investment income:
Net (depreciation)/appreciation in fair value of investments (Note 4)	$(1,462,764)	$6,329,584
Interest and dividends	3,811,993	2,192,109
Contributions:
Employees’ salary deferral	5,094,598	4,773,465
Employer	2,741,871	2,972,978

Total additions	10,185,698	16,268,136

Deductions:
Deductions from Net Assets attributed to:
Benefit distributions	(10,634,450)	(16,704,932)

Total deductions	(10,634,450)	(16,704,932)

Net (decrease)	(448,752)	(436,796)
Net Assets Available for Plan Benefits:
Beginning of year	104,083,167	104,519,963

End of year	$103,634,415	$104,083,167

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

1. Plan Description

The MBIA Inc. 401(k) Plan (the ”Plan”), formerly known as the MBIA Inc. Employees Profit Sharing and 401(k) Salary Deferral Plan, is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Under a 401(k) deferral feature, eligible participants may defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of each participant’s contribution up to a maximum of 5% of each participant’s eligible compensation. Effective January 1, 2002, the Plan was amended to allow employees that met certain criteria to diversify the Company matching contribution. Participants may request loans from their accounts in accordance with established guidelines.

The Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of nineteen Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, one Van Kampen fund, one Morgan Stanley fund, one PIMCO fund and the Employer Stock Fund. In May 2004, the Company sold the assets of its wholly-owned subsidiary, 1838 Investment Advisors, LLC (“1838”). The Company decided to continue to offer one of the 1838 managed funds, which was subsequently sold and is now a Van Kampen fund, and to liquidate the remaining two 1838 managed funds as investment options under the Plan. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and generally may serve to pay the Plan’s administrative expenses and are otherwise used to reduce future Company contributions. During 2005 and 2004, respectively, $102,294 and $177,358 of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2005 and 2004 was $133 and $7,331 respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits. The Company’s common stock comprises approximately 37% of the Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s common stock is valued at the current fair value based on last reported sales price on the last business day of the year.

Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employee’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Participant Loans

Participant loan balances are stated at cost, plus accrued interest, which approximates market value. Loans outstanding bear a reasonable rate of interest, as determined by the Plan sponsor based on current market conditions, and are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants’ accounts.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

4. Investments

The Plan’s investments at fair value as of December 31, 2005 and 2004, are presented in the following table:

	December 31, 2005		December 31, 2004
Common Stock:
MBIA Inc. Stock	$38,642,508	*	$46,733,518	*
Mutual Funds:
Fidelity Puritan Fund	2,161,710		1,646,466
Fidelity Magellan Fund	3,835,776		3,589,986
Fidelity Growth Company Fund	6,162,338	*	5,446,159	*
Fidelity Growth and Income Portfolio	11,435,972	*	11,508,820	*
Fidelity Intermediate Bond Fund	2,891,320		3,195,325
Fidelity Value Fund	3,874,522		2,550,352
Fidelity Overseas Fund	4,883,411		3,698,021
Fidelity Blue Chip Growth Fund	4,935,981		4,865,832
Fidelity Spartan U.S. Equity Index Fund	6,858,294	*	6,079,040	*
Fidelity Managed Income Fund	9,968,933	*	9,266,479	*
Fidelity Low-priced Stock Fund	762,868		790,311
Fidelity Freedom Income Fund	112,183		—
Fidelity Freedom Fund 2010	413,563		47,005
Fidelity Freedom Fund 2015	118,721		1,595
Fidelity Freedom Fund 2020	375,368		49,343
Fidelity Freedom Fund 2025	193,940		36,162
Fidelity Freedom Fund 2030	161,553		22,997
Fidelity Freedom Fund 2035	44,190		1,636
Fidelity Freedom Fund 2040	30,508		66
Baron Asset Fund	1,242,976		592,869
Baron Growth Fund	1,340,882		769,547
Van Kampen International Growth Fund	1,244,364		950,347
1838 Fixed Income Fund	—		527,899
PIMCO High Yield Bond Fund	380,360		458,056
Morgan Stanley Inst. International Equity Portfolio-Class B	836,843		500,019

	$102,909,084		$103,327,850

Participant Loans**	725,331		755,317

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets as of December 31, 2005 and 2004, respectively.
**	Interest rates range from 6.25% - 11.5%. Maturity dates range from 1/12/06 – 9/12/15.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

The Plan’s net (depreciation)/appreciation in fair value of investments for the year ended December 31, 2005 and 2004, were as follows:

	Years Ended December 31,
	2005	2004
Investments:
Mutual funds	$1,070,711	$3,452,519
Common stock	(2,533,475)	2,877,065

Net change in fair value	$(1,462,764)	$6,329,584

5. Nonparticipant-directed Investments

Information about the net assets of the Plan and the significant components of the changes in net assets of the Plan relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2005	2004
Net assets:
Common stock	$38,642,508	$46,733,518

Total	$38,642,508	$46,733,518

Year Ended December 31, 2005
Change in net assets:
Net depreciation	$(2,533,475)
Interest and dividends	781,306
Contributions	2,897,598
Benefit distributions	(3,301,716)
Transfers to participant-directed investments	(5,934,723)

Net change in fair value	$(8,091,010)

6. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since the date of the

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

determination letter there have been no Plan amendments and in the Company’s view, the Plan has continued to maintain its tax exempt status and is in compliance with all applicable requirements of the Internal Revenue Code.

7. Indemnification

In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Plan’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.

MBIA INC.

401(k) PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

Identity of issue	Description	Cost (1)	Current Value
MBIA Inc. Common Stock*	Common stock	$40,378,279	$38,642,508
Fidelity Puritan Fund*	Mutual fund		2,161,710
Fidelity Magellan Fund*	Mutual fund		3,835,776
Fidelity Growth Company Fund*	Mutual fund		6,162,338
Fidelity Growth and Income Portfolio*	Mutual fund		11,435,972
Fidelity Intermediate Bond Fund*	Mutual fund		2,891,320
Fidelity Value Fund*	Mutual fund		3,874,522
Fidelity Overseas Fund*	Mutual fund		4,883,411
Fidelity Blue Chip Growth Fund*	Mutual fund		4,935,981
Fidelity Spartan U.S. Equity Index Fund*	Mutual fund		6,858,294
Fidelity Managed Income Fund*	Mutual fund		9,968,933
Fidelity Low-priced Stock Fund*	Mutual fund		762,868
Fidelity Freedom Income Fund*	Mutual fund		112,183
Fidelity Freedom Fund 2010*	Mutual fund		413,563
Fidelity Freedom Fund 2015*	Mutual fund		118,721
Fidelity Freedom Fund 2020*	Mutual fund		375,368
Fidelity Freedom Fund 2025*	Mutual fund		193,940
Fidelity Freedom Fund 2030*	Mutual fund		161,553
Fidelity Freedom Fund 2035*	Mutual fund		44,190
Fidelity Freedom Fund 2040*	Mutual fund		30,508
Baron Asset Fund	Mutual fund		1,242,976
Baron Growth Fund	Mutual fund		1,340,882
Van Kampen International Growth Fund	Mutual fund		1,244,364
PIMCO High Yield Bond Fund	Mutual fund		380,360
Morgan Stanley Inst. International Equity Portfolio – Class B	Mutual fund		836,843

			$102,909,084

Participant loans*	Interest rates: 6.25% - 11.5%; Maturity dates: 1/12/06-9/12/15		725,331

Total			$103,634,415

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MBIA Inc.
401(k) Plan

Date: June 23, 2006	/s/ NICHOLAS FERRERI
Nicholas Ferreri
Vice President
Chief Financial Officer

Date: June 23, 2006	/s/ KEVIN D. SILVA
Kevin D. Silva
Plan Administrator
Chief Administrative Officer